UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 13, 2023

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	BHP Group Limited

ABN	49 004 028 077

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mike Henry

Date of last notice	8 November 2023

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	410,001 ordinary shares in BHP Group Limited, with 325,330 held by HSBC Bank Australia in a shareholder account of which Mike Henry is the sole beneficiary and 84,671 held by HSBC Security Services Asia Pac in a shareholder account of which Mike Henry is the sole beneficiary.
Date of change	8 December 2023 (sale) 12 December 2023 (transfers)

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held prior to change

Ordinary shares:

804,761 ordinary shares in BHP Group Limited.

Options and other rights:

693,358 maximum number of Long Term Incentive Plan Awards (rights to receive ordinary shares in BHP Group Limited under the Long Term Incentive Plan).

279,820 Cash and Deferred Plan Awards (rights to receive ordinary shares in BHP Group Limited under the Cash and Deferred Plan).

Class	Ordinary shares in BHP Group Limited.
Number acquired	N/A
Number disposed	394,760 ordinary shares in BHP Group Limited.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation

On-market sale of 394,760 in BHP Group Limited at AUD $47.55 per share.

Re-organisation of remaining holdings by transferring 325,330 to HSBC Bank Australia in a shareholder account of which Mike Henry is the sole beneficiary and transferring 84,671 to HSBC Security Services Asia Pac in a shareholder account of which Mike Henry is the sole beneficiary.

No. of securities held after change

Ordinary shares:

410,001 ordinary shares in BHP Group Limited.

Options and other rights:

693,358 maximum number of Long Term Incentive Plan Awards (rights to receive ordinary shares in BHP Group Limited under the Long Term Incentive Plan).

279,820 Cash and Deferred Plan Awards (rights to receive ordinary shares in BHP Group Limited under the Cash and Deferred Plan).

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy- back	Changes in relation to a marital divorce, including reorganisation of holdings.

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a + closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

Part 4 – + Contact details

Name of authorised officers responsible for making this notification on behalf of entities	Stefanie Wilkinson Group Company Secretary
Contact details	Stefanie Wilkinson T +61 3 9609 3333

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 3

BHP GROUP LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

•

This notification relates to changes in the interests in ordinary shares in BHP Group Limited of Mike Henry, Chief Executive Officer of BHP Group Limited and a person discharging managerial responsibilities, in connection with a marital divorce.

•	The transactions include:

•	an on-market sale of 394,760 ordinary shares in BHP Group Limited at AUD $47.55 per ordinary share;

•

a re-organisation of Mr Henry’s remaining holdings by transferring 325,330 to HSBC Bank Australia in a shareholder account of which Mike Henry is the sole beneficiary and transferring 84,671 to HSBC Security Services Asia Pac in a shareholder account of which Mike Henry is the sole beneficiary.

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Mike Henry

2	Reason for the notification

a)	Position/status	PDMR (Chief Executive Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument	BHP Group Limited ordinary shares

	Identification code	ISIN: AU000000BHP4

b)	Nature of the transaction	Sale of 394,760 ordinary shares in BHP Group Limited
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		AUD $47.55	394,760

d)	Aggregated information	Volume: 394,760

	- Aggregated volume	Price: AUD $47.55

- Price

e)	Date of the transaction	2023-12-08

f)	Place of the transaction	Australian Securities Exchange (ASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Mike Henry

2	Reason for the notification

a)	Position/status	PDMR (Chief Executive Officer)

b)	Initial	Initial notification
notification/Amendment

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument	BHP Group Limited ordinary shares

	Identification code	ISIN: AU000000BHP4

b)	Nature of the transaction	Transfer of 325,330 ordinary shares in BHP Group Limited to HSBC Bank Australia in a shareholder account of which Mike Henry is the sole beneficiary

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		nil	325,330

d)	Aggregated information

	- Aggregated volume	Volume: 325,330 Price: nil
- Price

e)	Date of the transaction	2023-12-12

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Mike Henry

2	Reason for the notification

a)	Position/status	PDMR (Chief Executive Officer)

b)	Initial	Initial notification
notification/Amendment

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument	Depositary interests each representing one ordinary share in BHP Group Limited

	Identification code	ISIN: AU000000BHP4

b)	Nature of the transaction	Transfer of 84,671 depositary interests each representing one ordinary share in BHP Group Limited to HSBC Security Services Asia Pac in a shareholder account of which Mike Henry is the sole beneficiary

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		nil	84,671

d)	Aggregated information

	- Aggregated volume	Volume: 84,671 Price: nil
- Price

e)	Date of the transaction	2023-12-12

f)	Place of the transaction	Outside a trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: December 13, 2023	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary